Exhibit 99.1

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

July 3, 2013

To:	All Applicable Securities Commissions	“VIA SEDAR”
And	Toronto Stock Exchange

Dear Sirs:

Re:	Annual General and Special Meeting (AMENDED)

We advise of the following with respect to the upcoming Meeting of Security Holders of the Company:

Meeting Type	:	Annual General and Special Meeting
Class of Securities Entitled to Receive Notice	:	Common Shares
Class of Securities Entitled to Vote	:	Common Shares
CUSIP Number	:	687082107
ISIN	:	CA6870821072
Record Date for Notice	:	June 12, 2013
Record Date for Voting	:	June 12, 2013
Beneficial Ownership Determination Date	:	June 12, 2013
Meeting Date	:	July 31, 2013 (AMENDED)
Meeting Location	:	Vancouver, BC

Issuer sending proxy related materials directly to NOBO	:	Yes
Issuer paying for delivery to OBO	:	Yes

Notice and Access for Beneficial Holders	:	No
Notice and Access for Registered Holders	:	No

If you require any further information, please contact the undersigned.

Yours sincerely,

OROMIN EXPLORATIONS LTD.

“Elizabeth Anderson”
Elizabeth Anderson
Senior Administrator

/ea

cc:

Mita Garcia, Computershare Investor Services Inc.
Peter McArthur/Rina Jaswal, Miller Thomson LLP
Peter Maloff, Davidson & Company, Chartered Accountants
U.S. Regulatory Authorities (with Form 6K)
James G. Stewart/Ian Brown